SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

In June/26 ( x ) ( ) Group and Related Persons ( x ) Controlling Shareholders ( ) Board of Directors ( ) Management In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( x ) Board of Directors ( ) Management Class “A” Preferred Share Opening Balance 438.761.574 123.055.912 Quantity Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 79.182.498 Quantity Common Share Securities/Derivatives Securities Characteristics CONSOLIDATED FORM Share Share ( ) Fiscal Council Class “A” Preferred Share the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( ) Technical or Advisory Bodies Opening Balance Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Closing Balance Company’s Name: Braskem S.A. 226.334.623 Securities/Derivatives Securities Characteristics Share Common Share Share 1 250 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Quantity - 500 Closing Balance Quantity Company’s Name: Braskem S.A. ( ) Technical or Advisory Bodies Securities/Derivatives Securities Characteristics Share Class “A” Preferred Share Share Common Share Share Class “A” Preferred Share Securities Characteristics Securities/Derivatives Share Common Share ( ) Fiscal Council In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( x ) Board of Directors ( ) Management In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors (x ) Management 94.770 Other Agribusiness Receivables Certificates 121 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS ( ) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share - Share Class “A” Preferred Share - Derivatives Structured Transaction Certificates - Closing Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share 19.557 Share Class “A” Preferred Share 12.702 Derivatives Structured Transaction Certificates 1 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: Braskem S.A. ( ) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share - Share Class “A” Preferred Share 167.633 Securities/Derivatives Securities Characteristics Quantity Share Common Share - Other American depositary receipt Closing Balance Share Class “A” Preferred Share 23.725 Other American depositary receipt - In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors (x ) Management In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management 813 Closing Balance the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: Braskem S.A. the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Quantity - - Quantity 203 ( ) Fiscal Council Securities/Derivatives Securities Characteristics Debentures Debentures Other ( ) Technical or Advisory Bodies Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Opening Balance Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 Real Estate Receivables Certificates Securities Characteristics ( x ) Fiscal Council Securities/Derivatives Securities Characteristics Share Common Share Share Common Share Share Class “A” Preferred Share Share Class “A” Preferred Share Securities/Derivatives Securities Characteristics Closing Balance Quantity ( ) Technical or Advisory Bodies Opening Balance Quantity - 100 - - Real Estate Receivables Certificates Debentures Debentures Other Securities/Derivatives Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management In June/26 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 Opening Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS ( x ) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share - Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Preferred Share - Closing Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share - Share Share Preferred Share 300 Share Common Share - Share Class “A” Preferred Share 5.300 Share Class “A” Preferred Share 5.300 Closing Balance Securities/Derivatives Securities Characteristics Quantity - the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: Braskem S.A. ( ) Fiscal Council ( x ) Technical or Advisory Bodies In June/26 ( x ) ( ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #44/2021 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS ( ) Fiscal Council ( x ) Technical or Advisory Bodies Opening Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share - Share Preferred Share 10.000 Share Preferred Share - Closing Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.